Exhibit 99.87

VOX ROYALTY REPORTS THIRD QUARTER 2021 RESULTS

TORONTO, CANADA – November 22, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”) is pleased to announce its operating and financial results for the third quarter ended September 30, 2021. All amounts are in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “The third quarter of 2021 saw multiple royalty-linked production records, organic growth to 5 producing royalties and record trading liquidity. Based on strong Q3 royalty revenues, Vox remains on track to meet the upper-end of 2021 annual revenue guidance of C$4M – C$5M, which was doubled in July 2021. Growing investor interest in Vox’s high-growth asset portfolio and disciplined focus on sector-leading returns has been further validated through the initiation of additional independent research coverage by Laurentian Securities earlier this month. Vox shareholders can look forward to catalyst-rich upcoming quarters as the company continues its rapid organic growth from 5 to 10 producing assets by late 2023."

Third Quarter 2021 Highlights

●	Revenue of $1,223,493 reported for the quarter, with record Q3 2021 royalty-linked gold production from the Hidden Secret deposit at Higginsville covered by the Dry Creek royalty and record royalty-linked iron ore production volumes from the Koolyanobbing royalty;

●	Increased producing royalty count to 5 assets following achievement of commercial production at the Segilola Gold Mine, as reported by Thor Explorations Ltd. (TSXV: THX) on October 5, 2021;

●	Commencement of construction of the Binduli North heap leach expansion, which includes three key open pits covered by the producing Janet Ivy gold royalty, as disclosed by Zijin Mining Group Co., Limited on August 1, 2021;

●	Award of a A$73M construction contract for the Mt Ida gold project in Western Australia, as announced on September 9, 2021;

●	Record positive cash flows from operating activities of $1,346,103 for the quarter;

●	Strong balance sheet position at period end, including cash on hand of $4,671,606, working capital of $7,842,890 and total assets of $28,109,626;

●	Under the Company’s normal course issuer bid, Vox purchased and cancelled 454,400 common shares at an average share price of C$2.81; and

●	Commenced trading on the OTCQX on August 10, 2021.

Summary of Quarterly Results

	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenues	1,223,493	10,252	3,077,503	10,252
Gross profit	946,711	5,486	2,479,469	5,486
Net income (loss)	(1,251,384)	(2,284,933)	188,893	(7,479,939)
Net income (loss) per share	(0.03)	(0.07)	0.01	(0.26)

For complete details, please refer to the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020 and associated Management Discussion and Analysis for the three and nine months ended September 30, 2021, available on SEDAR (www.sedar.com) or on the Company’s website (www.voxroyalty.com).

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com	pascal@voxroyalty.com
+1-345-815-3939	+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the fiscal 2021 year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.